SCHEDULE A

Transactions of the Issuer

IN THE PAST SIXTY (60) DAYS

The following table sets forth all transactions in the ADSs in the past (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions. These ADSs were purchased or sold in multiple transactions at prices indicated in the column Price Per ADS ($).

Trade Date	ADSs Purchased (Sold)	Price per ADS ($)

05/27/2025	(70,382)	1.6146
05/28/2025	(104,450)	1.6045
05/29/2025 05/30/2025 06/02/2025 06/03/2025 06/04/2025 06/09/2025 06/10/2025 06/11/2025 06/12/2025 06/13/2025 06/18/2025 06/23/2025 06/24/2025 06/25/2025 06/26/2025	(28,125) (236,500) (43,626) (126,500) (14,659) (50,000) (150,000) (250,000) (250,000) (19,092) (125,000) (250,000) (250,000) (250,000) (750,000)	1.6000 1.5548 1.5500 1.5509 1.5500 1.5400 1.5126 1.5228 1.5273 1.4700 1.4000 1.4183 1.4204 1.4229 1.5080